Zodiac Exploration Inc.

TSX VENTURE: ZEX

December 5, 2012

Zodiac Exploration Inc. Announces Change in Chief Executive Officer

CALGARY, ALBERTA – Zodiac Exploration Inc. ("Zodiac" or the "Company") (TSX VENTURE:ZEX) announces that Mr. Murray Rodgers has resigned as the President and Chief Executive Officer of the Company.  The Board of Directors of the Company has appointed Mr. Peter Haverson, a current director of Zodiac, as the Interim President and Chief Executive Officer. Mr Haverson received a degree in Mechanical Engineering from the City University, London, UK, and has accumulated over 38 years of varied experience in the oil field, since he started with British Petroleum as a Drilling Engineer in the UK North Sea. During this time he has been involved in many positions gaining experience in all aspects of operations from land wells to offshore wells in both shallow and deep water, comprising relatively simple to more complex HPHT and critical sour operations, in both benign & harsh environments such as the UK North Sea, Canadian Grand Banks, Canadian Arctic, North African & Syrian deserts and offshore Far East. For the last 20 years, he has been employed in increasingly responsible managerial positions running complex high-cost operations, country management, managing an international JV company in Egypt, and latterly as the International & Offshore Drilling Manager for Suncor. During his career, Mr. Haverson has been employed by British Petroleum, Gulf Canada, Lundin Oil, Vanguard Resources, Petro-Canada and Suncor. He was previously a Director of Gallic Energy and Rage Energy and is currently a Director of CYGAM Energy.

Mr. Haverson commented: "I look forward to working closely with the Zodiac board of directors and the management team applying my skill sets as we continue to build momentum going into 2013. Zodiac has achieved a great position on its large Californian land and resource base, as evidenced by the recent joint venture with AERA Energy LLC previously announced by Zodiac. Notwithstanding reaching this significant agreement, Zodiac is continuing to engage in negotiations with additional E&P companies in pursuit of additional joint venture agreements on its other California lands where Zodiac controls approximately ~86,000 net acres in the prolific San Joaquin Basin. I am really encouraged by the fact that Zodiac has a solid and uncommitted balance sheet and is well positioned with a Board of Directors committed to maximizing and regaining shareholder value and future growth."

For more information, please contact:

Zodiac Exploration Inc.

Peter Haverson

Interim President & CEO

(403) 444-7896

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